1875 K Street, N.W. Washington, DC 20006

Tel: 202 303 1000 Fax: 202 303 2000

February 4, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)

(Securities Act File No. 33-97598

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 426

Ladies and Gentlemen:

On behalf of the Company, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 426 (the “Amendment”) to the Company’s Registration Statement on
Form N-1A. The Amendment relates to the following series of the Company:

iShares MSCI Emerging Multi-Factor ETF (the “Fund”)

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Company, and it will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objectives and Policies

The Fund seeks to track the investment results of an index composed of stocks of large- and mid-capitalization companies in emerging markets that have favorable exposure to target style factors subject to constraints.

The Fund seeks to track the investment results of the MSCI Emerging Markets Diversified Multi-Factor Index (the “Underlying Index”), which has been developed by MSCI Inc.

(“MSCI”). The Underlying Index is designed to select equity securities from MSCI Emerging Markets Index (the “Parent Index”) that have high exposure to four investment style factors: value, quality, momentum and size while maintaining a level of risk similar to that of the Parent Index. The Underlying Index is also constrained in its construction to limit turnover and extreme exposures to particular sectors, countries, component weights or other investment style factors.

MSCI, in selecting equity securities from the Parent Index, assigns a composite score for a security through a proprietary model based on four investment style factors: the “value” score is derived from a company’s valuation ratios (e.g., forward share price to earnings, share price to book value and enterprise value to operating cash flow); the “quality” score is calculated from a company’s underlying metrics (e.g., return-on-equity, debt-to-equity and earnings variability); and the “momentum” and “size” scores are each derived from a global equity model.

As of October 31, 2014, the Underlying Index consisted of approximately 186 companies from the following countries: Brazil, Chile, China, Colombia, Egypt, Greece, Hungary, India, Indonesia, Malaysia, Mexico, the Philippines, Poland, Qatar, Russia, South Africa, South Korea, Taiwan, Thailand, Turkey and the United Arab Emirates. The Underlying Index may include large- and mid-capitalization companies and as of October 31, 2014, primarily includes consumer discretionary, financials and information technology companies. The components of the Underlying Index, and the degree to which these components represent certain industries/countries, may change over time.

(2) Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark, its Underlying Index, described above) and risk factors are specific to this Fund. The portfolio managers are specific to this Fund.

The Amendment follows the general format used by previous Company filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 407 filed pursuant to Rule 485(a)(2) on October 29, 2014, relating to the iShares MSCI Emerging Workforce ETF, which became effective on January 26, 2015.

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Company and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 407, filed pursuant to Rule 485(a)(2) on October 29, 2014.

In the Prospectus:

“Portfolio Holdings Information,” “Management – Investment Adviser,” Management – Portfolio Managers,” “Management – Administrator, Custodian and Transfer Agent,” “Management – Conflicts of Interest,” “Shareholder Information – Buying and Selling Shares,” “Shareholder Information – Book Entry,” “Shareholder Information – Share Prices,” “Shareholder Information – Determination of Net Asset Value,” “Shareholder Information – Dividends and Distributions,” “Shareholder Information – Householding,” “Distribution” and “Financial Highlights.”

In the Statement of Additional Information:

“Proxy Voting Policy,” “Investment Restrictions,” “Continuous Offering,” “Management,” “Investment Advisory, Administrative and Distribution Services – Investment Adviser,” “Investment Advisory, Administrative and Distribution Services – Portfolio Managers,” “Investment Advisory, Administrative and Distribution Services – Portfolio Manager Compensation Overview,” “Investment Advisory, Administrative and Distribution Services – Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services – Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services – Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services – Distributor,” “Investment Advisory, Administrative and Distribution Services – Payments by BFA and its Affiliates,” “Determination of Net Asset Value,” “Brokerage Transactions,” and “Financial Statements.”

*    *    *    *    *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Company, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer, Esq.

Katherine Drury

Michael Gung

Seong Kim

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).